Form 40-F
period 2022-12-31
i-80 Gold Corp.
filed 2023-03-31
CIK 1853962

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2022	Commission File Number: 001-41382

i-80 Gold Corp.
(Exact name of registrant as specified in its charter)

British Columbia (Province or Other Jurisdiction of Incorporation or Organization)	1040 (Primary Standard Industrial Classification Code)	Not Applicable (I.R.S. Employer Identification No.)
5190 Neil Road
Suite 460
Reno, NV 89502
(807) 346-1390
(Address and telephone number of registrant's principal executive offices)

CT Corporation System
1015 15th Street N.W., Suite 1000
Washington, DC 20005
(202) 572-3133
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)
Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s)	Name of Each Exchange On Which Registered:

Common shares, no par value	IAUX	NYSE American LLC
Securities registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements
Indicate the number of outstanding shares of each of the registrant's classes of capital or common stock as of the close of the period covered by the annual report:
As of December 31, 2022, there were 240,561,017 common shares outstanding.
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). ☒ Yes ☐ No
Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
☒ Emerging growth company
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐ Yes
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. (1) ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).(1) ☐
(1)    Check boxes are blank until we are required to have a recovery policy under the applicable NYSE American listing standard.

EXPLANATORY NOTE
i-80 Gold Corp. (the “Company” or the “Registrant”) is a British Columbia issuer that is permitted, under the multijurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”) and the securities regulatory authorities in Canada (“MJDS”), to prepare this annual report on Form 40-F (this “Annual Report”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.

FORWARD LOOKING STATEMENTS
This Annual Report contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as "forward-looking statements"). These statements relate to future events or the Company's future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as "guidance", "plans", "expects", "is expected", "budget", "scheduled", "estimates", "continues", "forecasts", "projects", "predicts", "intends", "anticipates" or "believes", or variations of, or the negatives of, such words and phrases, or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved. All forward-looking statements contained in this AIF speak only as of the date of this AIF or as of the date or dates specified in such statements. Forward-looking statements in this AIF include, but are not limited to, statements with respect to:
•    future objectives of the Company and strategies to achieve those objectives;
•    future financial or operating performance of the Company;
•    targeted milestones for the Company's mineral properties and projects;
•    expectations, strategies and plans for the Company's mineral properties and projects, including with respect to mineral reserve and mineral resource estimates and the quantity and quality thereof, expected mine life, development schedule, production, capital and operating cost estimates, availability of capital for development and overall financial analyses;
•    supply and demand for gold and silver;
•    estimation and realization of mineral resources;
•    timing of exploration and development projects;
•    costs, timing and location of future drilling;
•    results of future exploration and drilling and estimated completion dates for certain milestones;
•    the ability of the Company to obtain and maintain all government approvals, permits and third party consents in connection with the Company's activities;
•    government regulation of mining operations;
•    evolution and economic performance of development projects;
•    timing of geological and/or technical reports;
•    timing and completion of the Paycore Arrangement (as defined below);
•    timing and ability to execute the security documents relating to the Convertible Debenture Offering (as defined below);
•    future strategic plans;
•    operating and exploration budgets and targets;
•    continuity of a favourable gold market;
•    contractual commitments;
•    environmental and reclamation expenses;
•    continuous availability of required manpower;
•    continuous access to capital markets; and

•    any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements.
Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others:
•    risks normally incidental to the nature of mineral exploration, development and mining;
•    exploration programs not resulting in profitable commercial mining operations;
•    general business, social, economic, political, regulatory and competitive uncertainties;
•    the actual results of current mining operations and development activities;
•    operating and/or project delays or interruptions;
•    capital requirements, including increases in operating and capital costs;
•    debt and liquidity risks;
•    the uncertainty of mineral resource estimates;
•    mineral resources not having demonstrated economic viability;
•    risks associated with the construction and start-up of new mines;
•    fluctuating commodity prices;
•    failure to develop the Company's mineral projects;
•    failure to operate independently;
•    risks associated with inaccurate capital and operational costs estimates;
•    risks related to future production estimates and guidance, if any;
•    dependence on key personnel, including key employees, directors and senior management;
•    reliance on third parties;
•    financial statements may not reflect the Company's financial position, results of operations or cash flows in the future;
•    risks related to the failure or breach of network systems or other digital technologies;
•    there being no assurance of title to mineral projects;
•    the Company's activities being subject to extensive governmental regulation;
•    risks related to health epidemics and outbreak of communicable diseases, such as the current outbreak of the novel coronavirus, COVID-19;
•    maintenance or provision of infrastructure;
•    tax matters;
•    information technology;
•    risks associated with obtaining or complying with all required permits and licenses;
•    environmental regulations and potential liabilities;
•    ability to arrange for, or continue to obtain, satisfactory surety bonds favor of government agencies, as financial support for environmental reclamation and exploration permitting at its properties;
•    insurance and uninsured risks;
•    competition from other mining businesses;
•    the Company's failure to select appropriate acquisition targets;
•    undisclosed risks and liabilities relating to the Acquisitions (as defined below);
•    not realizing the anticipated benefits of the Acquisitions;

•    undisclosed risks and liabilities relating to the Paycore Arrangement;
•    not realizing the anticipated benefits of the Acquisitions;
•    early redemption of the Convertible Debentures (as defined below);
•    conflicts of interest;
•    non-compliance with ESTMA;
•    disputes with third parties;
•    reputational risks;
•    reliance on transition services;
•    weather and climate change risks;
•    ability to access resources and materials, including water rights;
•    land payments relating to mineral properties and projects;
•    risks associated with having significant shareholders and contractual obligations with respect thereto;
•    international conflict, such as the current Russia-Ukraine conflict;
•    the Company's ability to produce accurate and timely financial statements;
•    volatility of the trading price of the common shares of the Company (the "Common Shares");
•    dilution and future sales of the Common Shares;
•    decline in price of the Common Shares;
•    the Company's lack of history of earnings;
•    failure of plant, equipment or processes to operate as anticipated;
•    the Company's failure to comply with laws and regulations or other regulatory requirements; and
•    the accuracy of forward-looking statements and forecast financial information, as well as those additional risk factors listed in the "Risk Factors" section of this AIF. Although the Company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from what is anticipated, estimated or intended. Those factors are described or referred to below in this AIF under the heading "Risk Factors" and elsewhere herein. Additional risks and uncertainties not presently known to the Company or that the Company currently deems immaterial may also impair the Company's business operations.
Readers are cautioned that the foregoing list of factors is not exhaustive of the factors that may affect forward-looking statements. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this AIF. Such statements are based on a number of assumptions, which may prove to be incorrect, including, but not limited to, assumptions about the following:
•    favourable equity and debt capital markets;
•    the supply and demand for, and the level and volatility of, future gold and silver prices;
•    operating and capital costs;
•    the Company's ability to raise any necessary additional capital on reasonable terms to advance the development of its projects and pursue planned exploration;
•    the economy and the mining industry in general;
•    the accuracy of the Company's mineral reserve and mineral resource estimates and the geological and metallurgical assumptions (including with respect to size, grade and recoverability of mineral reserves and mineral resources) and operational and price assumptions on which the mineral reserve and resource estimates are based;
•    permitting, development and operations are consistent with the Company's expectations;
•    no unforeseen changes in the legislative and operating framework for the Company occur;

•    the accuracy of budgeted exploration and development costs and expenditures;
•    foreign exchange rates;
•    plant and equipment work as anticipated;
•    no unusual geological or technical problems occur;
•    the receipt of any necessary regulatory approvals;
•    the Company's ability to attract and retain skilled staff;
•    prices and availability of equipment;
•    the ability of contracted parties to provide goods and/or services on a timely basis or at all; and
•    no significant events occur outside of the Company's normal course business.
All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information or future events or otherwise, except as may be required by law. If the Company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements.
NOTE TO UNITED STATES READERS - DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES
The Registrant is permitted, under MJDS, to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with this Annual Report, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and which may not be comparable to financial statements of United States companies.

RESOURCE ESTIMATES
The Company is subject to the reporting requirements of the applicable Canadian securities laws and, as a result, reports the mineral resources and mineral reserves of the projects it has an interest in according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards. Accordingly, information included or incorporated by reference in this Annual Report concerning descriptions of mineralization and estimates of mineral resources and mineral reserves under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

CURRENCY
All dollar ($) amounts in this Annual Report are in US$, unless C$ are indicated. On December 31, 2022, the daily exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = C$1.3544 (C$1.00 = US$0.7383).

ANNUAL INFORMATION FORM
The Company’s Annual Information Form for the fiscal year ended December 31, 2022 (the “AIF”) is filed as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS
The audited consolidated financial statements of the Company as at December 31, 2022 and 2021 and for the years then ended, including the reports of the independent auditors thereon, (the “Consolidated Annual Financial Statements”) are filed as Exhibit 99.2 to this Annual Report, and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS
The Company’s Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2022 is filed as Exhibit 99.3 to this Annual Report, and is incorporated by reference herein.

TAX MATTERS
Purchasing, holding, or disposing of the Company’s securities may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report.

CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As of the end of the period covered by this Annual Report, the Company carried out an evaluation, under the supervision of the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this Annual Report, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.
Management’s Annual Report on Internal Control over Financial Reporting
This annual report does not include a report of management's assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.
Attestation Report of the Registered Public Accounting Firm
This annual report does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies and because emerging growth companies are exempt from this requirement for so long as they remain emerging growth companies.
Changes in Internal Control over Financial Reporting
During the period covered by this Annual Report, no changes occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

CORPORATE GOVERNANCE
The Company’s Board of Directors (the “Board of Directors” or “Board”) is responsible for the Company’s corporate governance and has a separately designated standing Corporate Governance and Nominating Committee, Compensation Committee, Health, Safety, Environment & Sustainability Committee and an Audit Committee. The Board of Directors has determined that all the members of the Corporate Governance and Nominating Committee, Compensation Committee, and an Audit Committee are independent, based on the criteria for independence prescribed by Rule 10A-3 of the Exchange Act and Sections 803A and 805(c) of the NYSE American LLC Company Guide, as applicable.
Corporate Governance and Nominating Committee
The Corporate Governance and Nominating Committee is responsible for, among other things:
•Considering, or presenting to the Board for consideration, any material transaction involving the Company and any “related party” as that term is defined in Applicable Laws (each a “Related Party Transaction”);
•Monitoring any Related Party Transaction and reporting to the Board on a regular basis regarding the status of any Related Party Transaction; and
•If considered advisable, establishing guidelines and parameters within which the Company shall be entitled to engage in Related Party Transactions without the specific prior approval of the Committee or the Board.

The Company’s Corporate Governance and Nominating Committee is comprised of Arthur Einav, Eva Bellissimo (Chair), and John Begeman, all of whom are independent based on the criteria for independence prescribed by Section 803A of the NYSE American LLC Company Guide.
Compensation Committee
Compensation of the Company’s CEO and all other executive officers is recommended to the Board of Directors for determination by the Compensation Committee. The Company’s Compensation Committee is comprised of John Seaman, Arthur Einav, and John Begeman (Chair), all of whom are independent based on the criteria for independence prescribed by Sections 803A and 805(c) of the NYSE American LLC Company Guide.
Audit Committee
The Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 803B of the NYSE American LLC Company Guide. The Company’s Audit Committee is comprised of Greg Smith, John Seaman (Chair), and John Begeman, all of whom, in the opinion of the Company’s Board of Directors, are independent (as determined under Section 803A of the NYSE American LLC Company Guide) and each of Messrs. Seaman and Begeman are independent under Rule 10A-3. Greg Smith is the President of Equinox Gold Corp., a greater than 10% shareholder of the Company. As such, Greg Smith will rotate off the Audit Committee in May 2023 within the one year transition rule contained in Rule 10A-3. All three members of the Audit Committee are financially literate, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. The Audit Committee meets the composition requirements set forth by Section 803B(2) of the NYSE American LLC Company Guide.
The members of the Audit Committee are appointed by the Company’s Board of Directors. Each member of the Audit Committee serves at the pleasure of the Board. The Board may fill vacancies in the Audit Committee by appointment from among the Board.
The full text of the Audit Committee Charter is available on the Company’s website at www.i80gold.com/about/#governance and is attached as Schedule E to the AIF, which is filed as Exhibit 99.1 to this Annual Report.
Audit Committee Financial Expert
The Board of Directors has determined that John Seaman (i) is financially sophisticated within the meaning of Rule 803B of the NYSE American LLC Company Guide; (ii) is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K; and (iii) is independent (as determined under Exchange Act Rule 10A-3 and Section 803A of the NYSE American LLC Company Guide).

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITOR
The Audit Committee's charter contains policies and procedures for the engagement of non-audit services. The Audit Committee is responsible for the pre-approval of all audit services and permissible non-audit services to be provided to the Company by the external auditors, subject to any exceptions provided in NI 52-110. All non-audit services performed by the Company’s auditor for the fiscal year ended December 31, 2022 were pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

PRINCIPAL ACCOUNTANT FEES AND SERVICES – INDEPENDENT AUDITOR

Grant Thornton LLP (PCAOB ID #248), United States, acted as the Company’s independent auditor for the fiscal year ended December 31, 2022. Grant Thornton LLP (PCAOB ID #1390), Canada, acted as the Company’s independent auditor for the fiscal year ended December 31, 2021. For a description of the total amount billed to the Company by Grant Thornton LLP for services performed in the last two financial years by category of service (audit fees, audit related fees, tax fees and all other fees), see “Audit Committee Disclosure - External Auditor Service Fees (By Category)” in the AIF, which is filed as Exhibit 99.1 to this Annual Report and incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS
The Company does not have any off-balance sheet or income statement arrangements other than the surety bonds discussed on page 23 of the MD&A for the fiscal year ended December 31, 2022, filed as part of this Annual Report.

CODE OF ETHICS
The Company has adopted a Code of Business Conduct and Ethics that applies to directors, officers and employees of, and consultants and contractors to, the Company (the “Code”). The Code has been posted on the Company’s website at www.i80gold.com/about/#governance. The Code meets the requirements for a “code of ethics” within the meaning of that term in General Instruction 9(b) of the Form 40-F.
All amendments or waivers of the Code with respect to any of the employees, officers or directors covered by it will be promptly disclosed as required by applicable securities rules and regulations. During the fiscal year ended December 31, 2022, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

NOTICES PURSUANT TO REGULATION BTR
There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2022 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

MINE SAFETY DISCLOSURE
Pursuant to Section 1503(a) of the Dodd-Frank Act, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose specified information about mine health and safety in their periodic reports. These reporting requirements are based on the safety and health requirements applicable to mines under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”) which is administered by the U.S. Department of Labor’s Mine Safety and Health Administration (“MSHA”). The Company’s mine safety disclosure for the year ended December 31, 2022 is filed as Exhibit 99.8 to this Annual Report, and is incorporated by reference herein.

NYSE AMERICAN STATEMENT OF GOVERNANCE DIFFERENCES
The common shares of i-80 Gold Corp. (the “Company”) are listed on the NYSE American LLC (“NYSE American”). Section 110 of the NYSE American company guide permits NYSE American to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE American listing criteria, and to grant exemptions from NYSE American listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by U.S. domestic companies pursuant to NYSE American standards is as follows:
Shareholder Meeting Quorum Requirement: The NYSE American minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on NYSE American is required to state its quorum requirement in its bylaws. The Company’s quorum requirement is set forth in its articles. The Company’s articles provide that a quorum for the transaction of business at any shareholders’ meetings is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted thereat.
Proxy Delivery Requirement: NYSE American requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies be solicited pursuant to a proxy statement that conforms to the proxy rules of the U.S. Securities and Exchange Commission. The Company is a foreign private issuer as defined in Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of such Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Shareholder Approval Requirement: NYSE American requires a listed company to obtain the approval of its shareholders for certain types of securities issuances, including private placements that may result in the issuance of common shares (or securities convertible into common shares) equal to 20% or more of presently outstanding shares for less than the greater of book or market value of shares. In general, there is no such requirement under British Columbia law or under the policies of the Toronto Stock Exchange unless the transaction: materially affects control of the listed issuer; provides consideration to insiders in aggregate of 10% or greater of the market capitalization of the listed issuer, during any six-month period, and has not been negotiated at arm’s length; or the transaction is a private placement for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction where the price per security is less than the market price (as such term is defined under the Toronto Stock Exchange policies) but within the discounts allowable under Toronto Stock Exchange policies. The Company will seek a waiver from NYSE American’s shareholder approval requirements in circumstances where the securities issuance does not trigger such a requirement under British Columbia law or under the policies of the Toronto Stock Exchange.
The foregoing is consistent with the laws, customs and practices in Canada.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

UNDERTAKING
The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by SEC staff, and to furnish promptly, when requested to do so by SEC staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS
The Company has previously filed with the SEC a written consent to service of process on Form F-X. Any change to the name or address of the Company’s agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Company.

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

i-80 GOLD CORP.
Date: March 31, 2023	/s/ Ryan Snow
Ryan Snow
Chief Financial Officer

EXHIBIT INDEX
The following documents are being filed with the SEC as Exhibits to this Annual Report:

Exhibit	Description
99.1	Annual Information Form dated March 29, 2023
99.2	Audited Annual Consolidated Financial Statements and notes thereto as at and for the years ended December 31, 2022 and 2021 with the reports thereon of the independent auditors
99.3	Management’s Discussion and Analysis for the year ended December 31, 2022
99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Mine Safety Disclosure for the Year Ended December 31, 2022
99.9	Consent of Grant Thornton LLP (Canada)
99.10	Consent of Grant Thornton LLP (United States)
99.11	Consent of Dagny Odell, P.E.
99.12	Consent of Laura Symmes, RM-SME
99.13	Consent of Tommaso Roberto Raponi, P.Eng.
99.14	Consent of Terre A. Lane, MMSA-QP, RM-SME
99.15	Consent of Dr. J. Todd Harvey, Ph.D., P.E., RM-SME
99.16	Consent of Richard D. Moritz, MMSA-QP
99.17	Consent of J. Larry Breckenridge, P.E.
99.18	Consent of Dr. Abani R. Samal, Ph.D., RM-SME of Geo Global, LLC.
99.19	Consent of Raymond H. Walton, B.Tech., P.Eng. of Ray Walton Consulting Inc.
99.20	Consent of Tim George, P.E.
99.21	Consent of Wood Canada Limited
99.22	Consent of Hamid Samari, Ph.D., MMSA-QP of Global Resource Engineering, Ltd.
99.23	Consent of Tyler Hill, CPG
101	Interactive Data File
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)