Form 40-F
period 2023-12-31
i-80 Gold Corp.
filed 2024-03-12
CIK 1853962

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2023	Commission File Number: 001-41382

i-80 Gold Corp.
(Exact name of registrant as specified in its charter)

British Columbia (Province or Other Jurisdiction of Incorporation or Organization)	1040 (Primary Standard Industrial Classification Code)	Not Applicable (I.R.S. Employer Identification No.)
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
As of December 31, 2023, there were 298,502,334 common shares outstanding.
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
☒ Emerging growth company
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐ Yes
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

EXPLANATORY NOTE
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

FORWARD LOOKING STATEMENTS
This Annual Report contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as "forward-looking statements"). These statements relate to future events or the Company's future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as "guidance", "plans", "expects", "is expected", "budget", "scheduled", "estimates", "continues", "forecasts", "projects", "predicts", "intends", "anticipates" or "believes", or variations of, or the negatives of, such words and phrases, or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved. All forward-looking statements contained in this AIF speak only as of the date of this AIF or as of the date or dates specified in such statements. Forward-looking statements in this AIF include, but are not limited to, statements with respect to:
•future objectives of the Company and strategies to achieve those objectives;
•future financial or operating performance of the Company;
•targeted milestones for the Company's mineral properties and projects;
•expectations, strategies and plans for the Company's mineral properties and projects, including with respect to mineral reserve and mineral resource estimates and the quantity and quality thereof, expected mine life, development schedule, production, capital and operating cost estimates, availability of capital for development and overall financial analyses;
•supply and demand for gold and silver;
•estimation and realization of mineral resources;
•timing of exploration and development projects;
•costs, timing and location of future drilling;
•results of future exploration and drilling and estimated completion dates for certain milestones;
•the ability of the Company to obtain and maintain all government approvals, permits and third party consents in connection with the Company's activities;
•government regulation of mining operations;
•evolution and economic performance of development projects;
•timing of geological and/or technical reports;
•future strategic plans;
•operating and exploration budgets and targets;
•continuity of a favourable gold market;
•contractual commitments;
•environmental and reclamation expenses;
•continuous availability of required manpower;
•continuous access to capital markets; and
•any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others:
•risks normally incidental to the nature of mineral exploration, development and mining;
•exploration programs not resulting in profitable commercial mining operations;
•general business, social, economic, political, regulatory and competitive uncertainties;
•the actual results of current mining operations and development activities;
•operating and/or project delays or interruptions;
•capital requirements, including increases in operating and capital costs;
•debt and liquidity risks;
•the uncertainty of mineral resource estimates;
•mineral resources not having demonstrated economic viability;
•risks associated with the construction and start-up of new mines;
•fluctuating commodity prices;
•failure to develop the Company's mineral projects;
•failure to operate independently;
•risks associated with inaccurate capital and operational costs estimates;
•risks related to future production estimates and guidance, if any;
•dependence on key personnel, including key employees, directors and senior management;
•reliance on third parties;
•financial statements may not reflect the Company's financial position, results of operations or cash flows in the future;
•risks related to the failure or breach of network systems or other digital technologies;
•there being no assurance of title to mineral projects;
•the Company's activities being subject to extensive governmental regulation;
•risks related to health epidemics and outbreak of communicable diseases, maintenance or provision of infrastructure;
•tax matters;
•information technology;
•risks associated with obtaining or complying with all required permits and licenses;
•environmental regulations and potential liabilities;
•ability to arrange for, or continue to obtain, satisfactory surety bonds in favor of government agencies, as financial support for environmental reclamation and exploration permitting at its properties;
•reclamation requirements;
•insurance and uninsured risks;
•competition from other mining businesses;
•the Company's failure to select appropriate acquisition targets;
•undisclosed risks and liabilities relating to the Acquisitions (as defined below);
•not realizing the anticipated benefits of the Acquisitions;
•conflicts of interest;
•non-compliance with ESTMA;

•disputes with third parties;
•reputational risks;
•weather and climate change risks;
•ability to access resources and materials, including water rights;
•land payments relating to mineral properties and projects;
•risks associated with having significant shareholders;
•international conflict;
•the Company's ability to produce accurate and timely financial statements;
•volatility of the trading price of the common shares of the Company (the "Common Shares");
•dilution and future sales of the Common Shares;
•decline in price of the Common Shares;
•the Company's lack of history of earnings;
•failure of plant, equipment or processes to operate as anticipated;
•rising inflation;
•the publication of unfavourable research reports by third parties;
•the Company's failure to comply with laws and regulations or other regulatory requirements; and
•the accuracy of forward-looking statements and forecast financial information.
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
Readers are cautioned that the foregoing list of factors is not exhaustive of the factors that may affect forward-looking statements. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this AIF. Such statements are based on a number of assumptions, which may prove to be incorrect, including, but not limited to, assumptions about the following:
•favourable equity and debt capital markets;
•the supply and demand for, and the level and volatility of, future gold and silver prices;
•operating and capital costs;
•the Company's ability to raise any necessary additional capital on reasonable terms to advance the development of its projects and pursue planned exploration;
•the economy and the mining industry in general;
•the accuracy of the Company's mineral reserve and mineral resource estimates and the geological and metallurgical assumptions (including with respect to size, grade and recoverability of mineral reserves and mineral resources) and operational and price assumptions on which the mineral reserve and resource estimates are based;
•permitting, development and operations are consistent with the Company's expectations;
•no unforeseen changes in the legislative and operating framework for the Company occur;
•the accuracy of budgeted exploration and development costs and expenditures;
•foreign exchange rates;
•plant and equipment work as anticipated;
•no unusual geological or technical problems occur;

•the receipt of any necessary regulatory approvals;
•the Company's ability to attract and retain skilled staff;
•prices and availability of equipment;
•the ability of contracted parties to provide goods and/or services on a timely basis or at all; and
•no significant events occur outside of the Company's normal course business.
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
NOTE TO UNITED STATES READERS - DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES
The Registrant is permitted, under MJDS, to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with this Annual Report, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards"), and which may not be comparable to financial statements of United States companies.

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

CURRENCY
All dollar ($) amounts in this Annual Report are in US$, unless C$ are indicated. On December 31, 2023, the daily exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = C$1.3226 (C$1.00 = US$0.7561).

ANNUAL INFORMATION FORM
The Company’s Annual Information Form for the fiscal year ended December 31, 2023 (the “AIF”) is filed as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS
The audited consolidated financial statements of the Company as at December 31, 2023 and 2022 and for the years then ended, including the reports of the independent auditors thereon, (the “Consolidated Annual Financial Statements”) are filed as Exhibit 99.2 to this Annual Report, and are incorporated by reference herein.
MANAGEMENT’S DISCUSSION AND ANALYSIS
The Company’s Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2023 is filed as Exhibit 99.3 to this Annual Report, and is incorporated by reference herein.

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
Attestation Report of the Registered Public Accounting Firm
As an "emerging growth company" under the Jumpstart our Business Startups Act, the Company is exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002, which requires that a public company's registered public accounting firm provide an attestation report relating to management' assessment of internal control over financial reporting.

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
Audit Committee
The Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 803B of the NYSE American LLC Company Guide. The Company’s Audit Committee is comprised of John Seaman (Chair), John Begeman and Arthur Einav, all of whom, in the opinion of the Company’s Board of Directors, are independent based on the criteria for independence prescribed by Section 803A of the NYSE American LLC Company Guide Rule 10A-3. All three members of the Audit Committee are financially literate, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. The Audit Committee meets the composition requirements set forth by Section 803B(2) of the NYSE American LLC Company Guide.

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

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITOR
The Audit Committee's charter contains policies and procedures for the engagement of non-audit services. The Audit Committee is responsible for the pre-approval of all audit services and permissible non-audit services to be provided to the Company by the external auditors, subject to any exceptions provided in NI 52-110. All non-audit services performed by the Company’s auditor for the fiscal year ended December 31, 2023 were pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

PRINCIPAL ACCOUNTANT FEES AND SERVICES – INDEPENDENT AUDITOR

Grant Thornton LLP (PCAOB ID #248), United States, acted as the Company’s independent auditor for the fiscal years ended December 31, 2023 and 2022. For a description of the total amount billed to the Company by Grant Thornton LLP for services performed in the last two financial years by category of service (audit fees, audit related fees, tax fees and all other fees), see “Audit Committee Disclosure - External Auditor Service Fees (By Category)” in the AIF, which is filed as Exhibit 99.1 to this Annual Report and incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS
The Company does not have any off-balance sheet or income statement arrangements other than the surety bonds discussed on page 17 of the MD&A for the fiscal year ended December 31, 2023, filed as part of this Annual Report.

CONTRACTUAL OBLIGATIONS

The discussion and analysis of the Company’s material cash requirements from known contractual and other obligations is provided under the headings “Commitments and Contingencies” and “Liquidity Risk” contained in the MD&A, filed as Exhibit 99.3 hereto, and the information provided in Note 25 of the Consolidated Annual Financial Statements, filed as Exhibit 99.2 hereto, is incorporated by reference herein.

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
All amendments or waivers of the Code with respect to any of the employees, officers or directors covered by it will be promptly disclosed as required by applicable securities rules and regulations. During the fiscal year ended December 31, 2023, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

NOTICES PURSUANT TO REGULATION BTR
There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2023 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

MINE SAFETY DISCLOSURE
Pursuant to Section 1503(a) of the Dodd-Frank Act, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose specified information about mine health and safety in their periodic reports. These reporting requirements are based on the safety and health requirements applicable to mines under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”) which is administered by the U.S. Department of Labor’s Mine Safety and Health Administration (“MSHA”). The Company’s mine safety disclosure for the year ended December 31, 2023 is filed as Exhibit 99.8 to this Annual Report, and is incorporated by reference herein.

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

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION
Since the beginning of the last fiscal year, we have not been required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to our Clawback Policy, nor was there an outstanding balance as of the end of the last completed fiscal year of erroneously awarded compensation to be recovered from the application of the Clawback Policy to a prior restatement.

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

i-80 GOLD CORP.
Date: March 12, 2024	/s/ Ryan Snow
Ryan Snow
Chief Financial Officer

EXHIBIT INDEX
The following documents are being filed with the SEC as Exhibits to this Annual Report:

Exhibit	Description
97.1	Compensation Recovery Policy
99.1	Annual Information Form dated March 12, 2024
99.2	Audited Annual Consolidated Financial Statements and notes thereto as at and for the years ended December 31, 2023 and 2022 with the reports thereon of the independent auditors
99.3	Management’s Discussion and Analysis for the year ended December 31, 2023
99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Press Releases dated March 12, 2024
99.9	Mine Safety Disclosure for the Year Ended December 31, 2023
99.10	Consent of Grant Thornton LLP (United States)
99.11	Consent of Dagny Odell, P.E.
99.12	Consent of Laura Symmes, RM-SME
99.13	Consent of Tommaso Roberto Raponi, P.Eng.
99.14	Consent of Terre A. Lane, MMSA-QP, RM-SME
99.15	Consent of Dr. J. Todd Harvey, Ph.D., P.E., RM-SME
99.16	Consent of Richard D. Moritz, MMSA-QP
99.17	Consent of J. Larry Breckenridge, P.E.
99.18	Consent of Dr. Abani R. Samal, Ph.D., RM-SME of Geo Global, LLC.
99.19	Consent of Raymond H. Walton, B.Tech., P.Eng. of Ray Walton Consulting Inc.
99.20	Consent of Tim George, P.E.
99.21	Consent of Wood Canada Limited
99.22	Consent of Hamid Samari, Ph.D., MMSA-QP of Global Resource Engineering, Ltd.
99.23	Consent of Tyler Hill, CPG
101	Interactive Data File
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)